Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

January 18, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

Viscorp, Inc.

Schedule 14C

Dear Sir or Madam:

We are counsel to Viscorp, Inc. (the “Company”).  On behalf of our client, enclosed herewith please find a Preliminary Schedule 14C for the Company.

Assuming that your offices do not have any comments to this filing, the Company expects to file its Definitive information statement on February 1, 2008 and mail the same to its shareholders on or about February 5, 2008.  After the comment period we will update the filing to include the information as of the record date where applicable.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,

     /s/

Rachael Schmierer

Rachael Schmierer

Attorney at Law